Exhibit 99.1

Foresight’s Technology to be Evaluated by a Leading Japanese
Agricultural and Heavy Equipment Manufacturer

The Company’s QuadSight® system will be tested for use in fully autonomous tractors

Ness Ziona, Israel – October 25, 2021 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), an innovator in automotive vision systems, announced today the sale of a prototype of its QuadSight® four-camera vision system to a leading Japanese manufacturer of agricultural and heavy equipment for testing.

The equipment manufacturer will examine Foresight’s stereoscopic capabilities for use in fully autonomous tractors as an alternative to the leading sensors that are currently being evaluated. The use of thermal stereo addresses detection challenges that are caused by dust and fertilizer particles, harsh weather, sun glare and complete darkness, potentially bringing added value to precision automated agricultural machines.

The interest shown by the equipment manufacturer indicates a growing need of the industry to find cost-effective solutions to increase productivity and accuracy of autonomous operations which may ultimately result in superior crop quality and higher profits. A July 2021 market research and forecast by Accuracy Research projects that the autonomous tractor market, estimated at $1.5 billion in 2020, will reach $7.5 billion by 2028. Major trends in the market include the growing adoption of advanced farming technologies, increasing commercialization of agriculture, and rising acceptance of autonomous technologies. In addition, auto-steering enables highly reliable farming, which is likely to increase the adoption of autonomous tractors and move the market forward.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration, sensor fusion and dense 3D point cloud that can be applied to diverse markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the examination of Foresight’s stereoscopic capabilities for use in fully autonomous tractors by the Japanese agricultural and heavy equipment manufacturer, the needs of the agricultural equipment industry and trends in the market. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654